SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2023

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Third Quarter Ended December 31, 2022 And Outlook for the Fiscal Year Ending March 31, 2023

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2022
And
Outlook for the Fiscal Year Ending March 31, 2023

February 2, 2023
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended December 31)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-4
Condensed Consolidated Statements of Income (Nine months ended December 31)	F-5
Condensed Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Nine months ended December 31)	F-7
Condensed Consolidated Statements of Cash Flows (Nine months ended December 31)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20

Outlook for the Fiscal Year Ending March 31, 2023	1

Cautionary Statement	4

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2022	December 31, 2022	Change from March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,287,980	(761,656)
Investments and advances in the Financial Services segment	360,673	323,390	(37,283)
Trade and other receivables, and contract assets	1,628,521	1,978,985	350,464
Inventories	874,007	1,464,515	590,508
Other financial assets	149,301	144,626	(4,675)
Other current assets	473,070	566,819	93,749
Total current assets	5,535,208	5,766,315	231,107
Non-current assets:
Investments accounted for using the equity method	268,513	317,405	48,892
Investments and advances in the Financial Services segment	18,445,088	17,504,209	(940,879)
Property, plant and equipment	1,113,213	1,280,372	167,159
Right-of-use assets	413,430	429,392	15,962
Goodwill	952,895	1,267,100	314,205
Content assets	1,342,046	1,565,222	223,176
Other intangible assets	450,103	556,210	106,107
Deferred insurance acquisition costs	676,526	690,374	13,848
Deferred tax assets	298,589	338,882	40,293
Other financial assets	696,306	849,047	152,741
Other non-current assets	289,050	307,962	18,912
Total non-current assets	24,945,759	25,106,175	160,416
Total assets	30,480,967	30,872,490	391,523
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2022	December 31, 2022	Change from March 31, 2022
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	2,092,624	116,071
Current portion of long-term debt	171,409	193,414	22,005
Trade and other payables	1,843,242	2,024,291	181,049
Deposits from customers in the banking business	2,886,361	3,071,144	184,783
Income taxes payables	106,092	176,730	70,638
Participation and residual liabilities in the Pictures segment	190,162	215,503	25,341
Other financial liabilities	97,843	82,497	(15,346)
Other current liabilities	1,488,488	1,640,632	152,144
Total current liabilities	8,760,150	9,496,835	736,685
Non-current liabilities:
Long-term debt	1,203,646	1,514,355	310,709
Defined benefit liabilities	254,548	249,437	(5,111)
Deferred tax liabilities	696,492	170,680	(525,812)
Future insurance policy benefits and other	7,039,034	7,191,165	152,131
Policyholders’ account in the life insurance business	4,791,295	4,907,618	116,323
Participation and residual liabilities in the Pictures segment	220,113	205,579	(14,534)
Other financial liabilities	211,959	339,652	127,693
Other non-current liabilities	106,481	123,394	16,913
Total non-current liabilities	14,523,568	14,701,880	178,312
Total liabilities	23,283,718	24,198,715	914,997
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	–
Additional paid-in capital	1,461,053	1,458,208	(2,845)
Retained earnings	3,760,763	4,468,327	707,564
Accumulated other comprehensive income	1,222,332	30,078	(1,192,254)
Treasury stock, at cost	(180,042)	(220,260)	(40,218)
Equity attributable to Sony Group Corporation’s stockholders	7,144,471	6,616,718	(527,753)
Noncontrolling interests	52,778	57,057	4,279
Total equity	7,197,249	6,673,775	(523,474)
Total liabilities and equity	30,480,967	30,872,490	391,523

Condensed Consolidated Statements of Income

	Yen in millions
	Three months ended December 31
	2021	2022	Change
Sales and financial services revenue:
Sales	2,562,227	3,056,183	493,956
Financial services revenue	469,092	356,731	(112,361)
Total sales and financial services revenue	3,031,319	3,412,914	381,595
Costs and expenses:
Cost of sales	1,787,301	2,161,904	374,603
Selling, general and administrative	423,509	529,188	105,679
Financial services expenses	433,761	301,924	(131,837)
Other operating (income) expense, net	(70,960)	(1,484)	69,476
Total costs and expenses	2,573,611	2,991,532	417,921
Share of profit (loss) of investments accounted for using the equity method	7,475	7,355	(120)
Operating income	465,183	428,737	(36,446)
Financial income	4,962	6,943	1,981
Financial expenses	8,576	37,101	28,525
Income before income taxes	461,569	398,579	(62,990)
Income taxes	113,645	70,073	(43,572)
Net income	347,924	328,506	(19,418)

Net income attributable to
Sony Group Corporation’s stockholders	346,161	326,809	(19,352)
Noncontrolling interests	1,763	1,697	(66)

	Yen
	Three months ended December 31
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	279.23	264.56	(14.67)
- Diluted	276.65	263.89	(12.76)

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31
	2021	2022	Change
Net income	347,924	328,506	(19,418)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(40,247)	5,988	46,235
Remeasurement of defined benefit pension plans	1,870	10	(1,860)
Share of other comprehensive income of investments accounted for using the equity method	395	(141)	(536)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	23,242	(316,021)	(339,263)
Cash flow hedges	671	10,128	9,457
Insurance contract valuation adjustments	21	685	664
Exchange differences on translating foreign operations	54,388	(223,403)	(277,791)
Share of other comprehensive income of investments accounted for using the equity method	338	(1,649)	(1,987)
Total other comprehensive income, net of tax	40,678	(524,403)	(565,081)
Comprehensive income	388,602	(195,897)	(584,499)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	385,770	(194,860)	(580,630)
Noncontrolling interests	2,832	(1,037)	(3,869)

Condensed Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31
	2021	2022	Change
Sales and financial services revenue:
Sales	6,410,143	7,523,263	1,113,120
Financial services revenue	1,247,384	953,024	(294,360)
Total sales and financial services revenue	7,657,527	8,476,287	818,760
Costs and expenses:
Cost of sales	4,401,169	5,241,857	840,688
Selling, general and administrative	1,138,719	1,418,411	279,692
Financial services expenses	1,144,840	767,117	(377,723)
Other operating (income) expense, net	(70,847)	(12,278)	58,569
Total costs and expenses	6,613,881	7,415,107	801,226
Share of profit (loss) of investments accounted for using the equity method	20,064	18,562	(1,502)
Operating income	1,063,710	1,079,742	16,032
Financial income	14,989	19,862	4,873
Financial expenses	50,821	63,893	13,072
Income before income taxes	1,027,878	1,035,711	7,833
Income taxes	252,443	221,228	(31,215)
Net income	775,435	814,483	39,048

Net income attributable to
Sony Group Corporation’s stockholders	771,096	808,968	37,872
Noncontrolling interests	4,339	5,515	1,176

	Yen
	Nine months ended December 31
	2021	2022	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	622.03	654.41	32.38
- Diluted	616.00	651.11	35.11

Condensed Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31
	2021	2022	Change
Net income	775,435	814,483	39,048
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(70,656)	(9,520)	61,136
Remeasurement of defined benefit pension plans	118	39	(79)
Share of other comprehensive income of investments accounted for using the equity method	341	131	(210)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	65,773	(1,343,733)	(1,409,506)
Cash flow hedges	1,598	17,719	16,121
Insurance contract valuation adjustments	157	1,624	1,467
Exchange differences on translating foreign operations	69,019	140,581	71,562
Share of other comprehensive income of investments accounted for using the equity method	355	2,792	2,437
Total other comprehensive income, net of tax	66,705	(1,190,367)	(1,257,072)
Comprehensive income	842,140	(375,884)	(1,218,024)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	836,770	(383,338)	(1,220,108)
Noncontrolling interests	5,370	7,454	2,084

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			771,096			771,096	4,339	775,435
Other comprehensive income, net of tax				65,674		65,674	1,031	66,705
Total comprehensive income			771,096	65,674		836,770	5,370	842,140
Transfer to retained earnings			6,187	(6,187)		–		–
Transactions with stockholders and other:
Issuance of new shares	151	151				302		302
Exercise of stock acquisition rights		479			9,141	9,620		9,620
Conversion of convertible bonds		(2,672)	(521)		16,439	13,246		13,246
Stock-based compensation		3,858				3,858		3,858
Dividends declared			(74,385)			(74,385)	(2,646)	(77,031)
Purchase of treasury stock					(50,498)	(50,498)		(50,498)
Reissuance of treasury stock		1,543			1,747	3,290		3,290
Transactions with noncontrolling interests shareholders and other		(36,377)				(36,377)	4,060	(32,317)
Balance at December 31, 2021	880,365	1,456,579	3,616,880	1,579,744	(147,399)	7,386,169	50,780	7,436,949

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income			808,968			808,968	5,515	814,483
Other comprehensive income, net of tax				(1,192,306)		(1,192,306)	1,939	(1,190,367)
Total comprehensive income			808,968	(1,192,306)		(383,338)	7,454	(375,884)
Transfer to retained earnings			(52)	52		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(6)	(859)		5,696	4,831		4,831
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		7,413				7,413		7,413
Dividends declared			(86,635)			(86,635)	(5,470)	(92,105)
Purchase of treasury stock					(91,307)	(91,307)		(91,307)
Reissuance of treasury stock		1,234			2,400	3,634		3,634
Transactions with noncontrolling interests shareholders and other		(8,898)				(8,898)	2,295	(6,603)
Balance at December 31, 2022	880,365	1,458,208	4,468,327	30,078	(220,260)	6,616,718	57,057	6,673,775

Condensed Consolidated Statements of Cash Flows

	Yen in millions
	Nine months ended December 31
	2021	2022
Cash flows from operating activities:
Income before income taxes	1,027,878	1,035,711
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	620,115	735,642
Amortization of deferred insurance acquisition costs	46,605	82,169
Other operating (income) expense, net	(70,847)	(12,278)
Loss on securities, net (other than Financial Services segment)	23,606	27,154
Share of profit of investments accounted for using the equity method, net of dividends	(11,588)	(12,166)
Change in future insurance policy benefits and other	300,632	156,149
Change in policyholders’ account in the life insurance business, less cash impact	291,078	(148,264)
Net cash impact of policyholders’ account in the life insurance business	153,714	263,986
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(428,153)	(283,431)
Increase in inventories	(134,997)	(572,541)
Increase in investments and advances in the Financial Services segment	(1,145,193)	(908,293)
Increase in content assets	(407,502)	(485,450)
Increase in deferred insurance acquisition costs	(83,383)	(88,976)
Increase in trade payables	140,852	62,428
Increase in deposits from customers in the banking business	164,387	194,976
Increase in borrowings in the life insurance business and the banking business	478,305	100,670
Decrease in taxes payable other than income taxes, net	(13,837)	(34,912)
(Increase) decrease in other financial assets and other current assets	13,599	(36,093)
Increase in other financial liabilities and other current liabilities	9,571	95,185
Income taxes paid	(154,491)	(183,097)
Other	(11,750)	(70,192)
Net cash provided by (used in) operating activities	808,601	(81,623)
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Nine months ended December 31
	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(338,553)	(434,748)
Proceeds from sales of property, plant and equipment and other intangible assets	8,038	9,474
Payments for investments and advances (other than Financial Services segment)	(63,201)	(185,577)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	23,033	11,740
Payments for purchases of businesses	(224,970)	(280,447)
Proceeds from sales of businesses	64,609	1,221
Other	7,820	20,814
Net cash used in investing activities	(523,224)	(857,523)
Cash flows from financing activities:
Increase in short-term borrowings, net	1,381	27,765
Proceeds from issuance of long-term debt	18,370	348,565
Payments of long-term debt	(161,721)	(106,328)
Dividends paid	(74,208)	(86,383)
Payments for purchases of treasury stock	(50,498)	(91,307)
Other	(12,019)	7,036
Net cash provided by (used in) financing activities	(278,695)	99,348
Effect of exchange rate changes on cash and cash equivalents	28,914	78,142
Net increase (decrease) in cash and cash equivalents	35,596	(761,656)
Cash and cash equivalents at beginning of the fiscal year	1,786,982	2,049,636
Cash and cash equivalents at end of the period	1,822,578	1,287,980

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Three months ended December 31
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	796,734	1,211,617	414,883
Intersegment	16,530	34,932	18,402
Total	813,264	1,246,549	433,285
Music -
Customers	292,371	360,643	68,272
Intersegment	3,502	3,104	(398)
Total	295,873	363,747	67,874
Pictures -
Customers	460,314	330,925	(129,389)
Intersegment	920	612	(308)
Total	461,234	331,537	(129,697)
Entertainment, Technology & Services -
Customers	679,595	742,480	62,885
Intersegment	7,351	10,343	2,992
Total	686,946	752,823	65,877
Imaging & Sensing Solutions -
Customers	305,885	386,400	80,515
Intersegment	18,928	30,751	11,823
Total	324,813	417,151	92,338
Financial Services -
Customers	469,092	356,731	(112,361)
Intersegment	2,254	2,301	47
Total	471,346	359,032	(112,314)
All Other -
Customers	23,387	19,648	(3,739)
Intersegment	4,041	5,412	1,371
Total	27,428	25,060	(2,368)
Corporate and elimination	(49,585)	(82,985)	(33,400)
Consolidated total	3,031,319	3,412,914	381,595

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended December 31
	2021	2022	Change
Operating income (loss):
Game & Network Services	92,896	116,248	23,352
Music	55,113	62,961	7,848
Pictures	149,372	25,445	(123,927)
Entertainment, Technology & Services	80,036	81,094	1,058
Imaging & Sensing Solutions	64,650	84,851	20,201
Financial Services	35,208	54,263	19,055
All Other	8,178	9,062	884
Total	485,453	433,924	(51,529)
Corporate and elimination	(20,270)	(5,187)	15,083
Consolidated operating income	465,183	428,737	(36,446)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former Electronics Products & Solutions (“EP&S”) segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Nine months ended December 31
	2021	2022	Change
Sales and financial services revenue:
Game & Network Services -
Customers	2,027,428	2,502,796	475,368
Intersegment	47,085	68,604	21,519
Total	2,074,513	2,571,400	496,887
Music -
Customers	813,136	1,022,924	209,788
Intersegment	9,220	8,212	(1,008)
Total	822,356	1,031,136	208,780
Pictures -
Customers	925,246	1,007,752	82,506
Intersegment	1,430	2,630	1,200
Total	926,676	1,010,382	83,706
Entertainment, Technology & Services -
Customers	1,814,019	1,953,118	139,099
Intersegment	31,114	29,060	(2,054)
Total	1,845,133	1,982,178	137,045
Imaging & Sensing Solutions -
Customers	757,929	975,203	217,274
Intersegment	63,204	78,156	14,952
Total	821,133	1,053,359	232,226
Financial Services -
Customers	1,247,384	953,024	(294,360)
Intersegment	6,762	8,242	1,480
Total	1,254,146	961,266	(292,880)
All Other -
Customers	62,678	52,848	(9,830)
Intersegment	11,197	12,278	1,081
Total	73,875	65,126	(8,749)
Corporate and elimination	(160,305)	(198,560)	(38,255)
Consolidated total	7,657,527	8,476,287	818,760

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Nine months ended December 31
	2021	2022	Change
Operating income (loss):
Game & Network Services	258,834	211,142	(47,692)
Music	161,079	202,667	41,588
Pictures	206,355	103,720	(102,635)
Entertainment, Technology & Services	224,498	212,502	(11,996)
Imaging & Sensing Solutions	144,854	180,527	35,673
Financial Services	102,274	190,197	87,923
All Other	20,950	16,775	(4,175)
Total	1,118,844	1,117,530	(1,314)
Corporate and elimination	(55,134)	(37,788)	17,346
Consolidated operating income	1,063,710	1,079,742	16,032

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The former EP&S segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	432,284	508,102	75,818
Network Services	102,501	122,201	19,700
Hardware and Others	261,949	581,314	319,365
Total	796,734	1,211,617	414,883
Music
Recorded Music - Streaming	119,506	159,147	39,641
Recorded Music - Others	64,281	79,901	15,620
Music Publishing	51,902	74,161	22,259
Visual Media and Platform	56,682	47,434	(9,248)
Total	292,371	360,643	68,272
Pictures
Motion Pictures	191,887	113,087	(78,800)
Television Productions	185,599	123,508	(62,091)
Media Networks	82,828	94,330	11,502
Total	460,314	330,925	(129,389)
Entertainment, Technology & Services
Televisions	269,530	250,192	(19,338)
Audio and Video	105,330	122,605	17,275
Still and Video Cameras	117,851	171,146	53,295
Mobile Communications	102,339	93,302	(9,037)
Other	84,545	105,235	20,690
Total	679,595	742,480	62,885
Imaging & Sensing Solutions	305,885	386,400	80,515
Financial Services	469,092	356,731	(112,361)
All Other	23,387	19,648	(3,739)
Corporate	3,941	4,470	529
Consolidated total	3,031,319	3,412,914	381,595

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2021	2022	Change
Game & Network Services
Digital Software and Add-on Content	1,067,578	1,126,806	59,228
Network Services	304,932	345,730	40,798
Hardware and Others	654,918	1,030,260	375,342
Total	2,027,428	2,502,796	475,368
Music
Recorded Music - Streaming	341,911	450,188	108,277
Recorded Music - Others	150,065	212,387	62,322
Music Publishing	146,344	210,707	64,363
Visual Media and Platform	174,816	149,642	(25,174)
Total	813,136	1,022,924	209,788
Pictures
Motion Pictures	368,479	360,003	(8,476)
Television Productions	333,885	377,255	43,370
Media Networks	222,882	270,494	47,612
Total	925,246	1,007,752	82,506
Entertainment, Technology & Services
Televisions	697,730	618,736	(78,994)
Audio and Video	253,686	313,552	59,866
Still and Video Cameras	339,233	458,711	119,478
Mobile Communications	282,854	285,559	2,705
Other	240,516	276,560	36,044
Total	1,814,019	1,953,118	139,099
Imaging & Sensing Solutions	757,929	975,203	217,274
Financial Services	1,247,384	953,024	(294,360)
All Other	62,678	52,848	(9,830)
Corporate	9,707	8,622	(1,085)
Consolidated total	7,657,527	8,476,287	818,760

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2022	December 31, 2022	March 31, 2022	December 31, 2022	March 31, 2022	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥592,889	¥1,160,496	¥695,091	¥2,049,636	¥1,287,980
Investments and advances in the Financial Services segment	360,673	323,390	–	–	360,673	323,390
Trade and other receivables, and contract assets	169,929	160,983	1,478,620	1,843,856	1,628,521	1,978,985
Inventories	–	–	874,007	1,464,515	874,007	1,464,515
Other financial assets	81,174	70,001	68,124	74,623	149,301	144,626
Other current assets	72,441	58,036	450,953	521,371	473,070	566,819
Total current assets	1,573,357	1,205,299	4,032,200	4,599,456	5,535,208	5,766,315
Non-current assets:
Investments accounted for using the equity method	–	–	268,513	317,405	268,513	317,405
Investments and advances in the Financial Services segment	18,445,088	17,504,209	–	–	18,445,088	17,504,209
Investments in Financial Services, at cost	–	–	550,483	550,483	–	–
Property, plant and equipment	18,010	15,378	1,095,241	1,264,666	1,113,213	1,280,372
Right-of-use assets	73,774	82,488	339,658	347,287	413,430	429,392
Goodwill and intangible assets, including content assets	72,578	75,550	2,672,466	3,312,982	2,745,044	3,388,532
Deferred insurance acquisition costs	676,526	690,374	–	–	676,526	690,374
Deferred tax assets	–	–	332,330	380,540	298,589	338,882
Other financial assets	37,037	53,818	663,233	799,294	696,306	849,047
Other non-current assets	77,657	76,522	284,834	303,727	289,050	307,962
Total non-current assets	19,400,670	18,498,339	6,206,758	7,276,384	24,945,759	25,106,175
Total assets	¥20,974,027	¥19,703,638	¥10,238,958	¥11,875,840	¥30,480,967	¥30,872,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥2,085,721	¥183,187	¥200,317	¥2,147,962	¥2,286,038
Trade and other payables	118,921	71,090	1,744,011	1,978,554	1,843,242	2,024,291
Deposits from customers in the banking business	2,886,361	3,071,144	–	–	2,886,361	3,071,144
Income taxes payables	4,444	16,019	101,648	160,711	106,092	176,730
Participation and residual liabilities in the Pictures segment	–	–	190,162	215,503	190,162	215,503
Other financial liabilities	68,793	50,519	29,050	31,978	97,843	82,497
Other current liabilities	242,937	215,157	1,296,205	1,438,511	1,488,488	1,640,632
Total current liabilities	5,286,232	5,509,650	3,544,263	4,025,574	8,760,150	9,496,835
Non-current liabilities:
Long-term debt	470,498	457,322	733,148	1,057,033	1,203,646	1,514,355
Defined benefit liabilities	37,167	38,161	217,381	211,276	254,548	249,437
Deferred tax liabilities	634,576	115,474	110,715	111,622	696,492	170,680
Future insurance policy benefits and other	7,039,034	7,191,165	–	–	7,039,034	7,191,165
Policyholders’ account in the life insurance business	4,791,295	4,907,618	–	–	4,791,295	4,907,618
Participation and residual liabilities in the Pictures segment	–	–	220,113	205,579	220,113	205,579
Other financial liabilities	128,208	144,319	86,391	198,088	211,959	339,652
Other non-current liabilities	5,864	6,735	121,558	137,464	106,481	123,394
Total non-current liabilities	13,106,642	12,860,794	1,489,306	1,921,062	14,523,568	14,701,880
Total liabilities	18,392,874	18,370,444	5,033,569	5,946,636	23,283,718	24,198,715
Equity:
Stockholders’ equity of Financial Services	2,577,705	1,329,512	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	5,156,059	5,875,829	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	7,144,471	6,616,718
Noncontrolling interests	3,448	3,682	49,330	53,375	52,778	57,057
Total equity	2,581,153	1,333,194	5,205,389	5,929,204	7,197,249	6,673,775
Total liabilities and equity	¥20,974,027	¥19,703,638	¥10,238,958	¥11,875,840	¥30,480,967	¥30,872,490

Condensed Statements of Income

	Yen in millions
	Three months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥2,563,499	¥3,057,441	¥2,562,227	¥3,056,183
Financial services revenue	471,346	359,032	–	–	469,092	356,731
Total sales and financial services revenue	471,346	359,032	2,563,499	3,057,441	3,031,319	3,412,914

Cost of sales	–	–	1,790,131	2,164,926	1,787,301	2,161,904
Selling, general and administrative	–	–	421,950	527,428	423,509	529,188
Financial services expenses	436,016	304,225	–	–	433,761	301,924
Other operating (income) expense, net	122	544	(71,082)	(2,027)	(70,960)	(1,484)
Total costs and expenses	436,138	304,769	2,140,999	2,690,327	2,573,611	2,991,532

Share of profit (loss) of investments accounted for using the equity method	–	–	7,475	7,355	7,475	7,355

Operating income	35,208	54,263	429,975	374,469	465,183	428,737

Financial income (expenses), net	–	–	(3,616)	(30,159)	(3,614)	(30,158)

Income before income taxes	35,208	54,263	426,359	344,310	461,569	398,579

Income taxes	10,095	15,589	103,547	54,485	113,645	70,073

Net income	25,113	38,674	322,812	289,825	347,924	328,506

Net income of Financial Services	¥24,980	¥38,661	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥321,182	¥288,141	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥346,161	¥326,809

Net income attributable to noncontrolling interests	¥133	¥13	¥1,630	¥1,684	¥1,763	¥1,697

Condensed Statements of Income

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Sales	¥–	¥–	¥6,413,935	¥7,527,631	¥6,410,143	¥7,523,263
Financial services revenue	1,254,146	961,266	–	–	1,247,384	953,024
Total sales and financial services revenue	1,254,146	961,266	6,413,935	7,527,631	7,657,527	8,476,287

Cost of sales	–	–	4,409,132	5,250,787	4,401,169	5,241,857
Selling, general and administrative	–	–	1,134,547	1,412,507	1,138,719	1,418,411
Financial services expenses	1,151,603	775,359	–	–	1,144,840	767,117
Other operating (income) expense, net	269	(4,290)	(71,116)	(5,681)	(70,847)	(12,278)
Total costs and expenses	1,151,872	771,069	5,472,563	6,657,613	6,613,881	7,415,107

Share of profit (loss) of investments accounted for using the equity method	–	–	20,064	18,562	20,064	18,562

Operating income	102,274	190,197	961,436	888,580	1,063,710	1,079,742

Financial income (expenses), net	–	–	3,324	(2,699)	(35,832)	(44,031)

Income before income taxes	102,274	190,197	964,760	885,881	1,027,878	1,035,711

Income taxes	26,002	52,643	226,437	168,287	252,443	221,228

Net income	76,272	137,554	738,323	717,594	775,435	814,483

Net income of Financial Services	¥75,881	¥137,320	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥734,375	¥712,313	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥-	¥–	¥–	¥771,096	¥808,968

Net income attributable to noncontrolling interests	¥391	¥234	¥3,948	¥5,281	¥4,339	¥5,515

Condensed Statements of Cash Flows

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022
Cash flows from operating activities:
Income (loss) before income taxes	¥102,274	¥190,197	¥964,760	¥885,881	¥1,027,878	¥1,035,711
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	18,682	19,583	601,433	716,059	620,115	735,642
Amortization of deferred insurance acquisition costs	46,605	82,169	–	–	46,605	82,169
Other operating (income) expense, net	269	(4,290)	(71,116)	(5,681)	(70,847)	(12,278)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	23,606	27,154	23,606	27,154
Change in future insurance policy benefits and other	300,632	156,149	–	–	300,632	156,149
Change in policyholders’ account in the life insurance business, less cash impact	291,078	(148,264)	–	–	291,078	(148,264)
Net cash impact of policyholders’ account in the life insurance business	153,714	263,986	–	–	153,714	263,986
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(35,697)	8,946	(398,020)	(298,206)	(428,153)	(283,431)
(Increase) decrease in inventories	–	–	(134,997)	(572,541)	(134,997)	(572,541)
(Increase) decrease in investments and advances in the Financial Services segment	(1,145,193)	(908,293)	–	–	(1,145,193)	(908,293)
(Increase) decrease in content assets	–	–	(407,502)	(485,450)	(407,502)	(485,450)
(Increase) decrease in deferred insurance acquisition costs	(83,383)	(88,976)	–	–	(83,383)	(88,976)
Increase (decrease) in trade payables	(19,833)	(43,819)	166,378	111,860	140,852	62,428
Increase (decrease) in deposits from customers in the banking business	164,387	194,976	–	–	164,387	194,976
Increase (decrease) in borrowings in the life insurance business and the banking business	478,305	100,670	–	–	478,305	100,670
Increase (decrease) in taxes payable other than income taxes, net	900	830	(14,737)	(35,742)	(13,837)	(34,912)
Other	9,426	(51,037)	(164,043)	(153,671)	(154,659)	(206,363)
Net cash provided by (used in) operating activities	282,166	(227,173)	565,762	189,663	808,601	(81,623)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(15,720)	(19,642)	(322,833)	(415,597)	(338,553)	(434,748)
Payments for investments and advances (other than Financial Services segment)	–	–	(63,201)	(185,577)	(63,201)	(185,577)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	23,033	11,740	23,033	11,740
Other	2,914	416	(147,417)	(251,640)	(144,503)	(248,938)
Net cash provided by (used in) investing activities	(12,806)	(19,226)	(510,418)	(841,074)	(523,224)	(857,523)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(8,138)	(8,514)	(133,832)	278,516	(141,970)	270,002
Dividends paid	(39,159)	(41,335)	(74,208)	(86,384)	(74,208)	(86,383)
Other	(5)	(3)	(62,680)	(84,268)	(62,517)	(84,271)
Net cash provided by (used in) financing activities	(47,302)	(49,852)	(270,720)	107,864	(278,695)	99,348

Effect of exchange rate changes on cash and cash equivalents	–	–	28,914	78,142	28,914	78,142

Net increase (decrease) in cash and cash equivalents	222,058	(296,251)	(186,462)	(465,405)	35,596	(761,656)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636
Cash and cash equivalents at end of the period	¥719,276	¥592,889	¥1,103,302	¥695,091	¥1,822,578	¥1,287,980

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended December 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	346,161	326,809
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	36	–
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	346,197	326,809

	Thousands of shares
	Three months ended December 31
	2021	2022
Weighted-average shares outstanding for basic EPS computation	1,239,709	1,235,285
Effect of dilutive securities:
Stock acquisition rights and other	5,954	3,128
Zero coupon convertible bonds	5,733	–
Weighted-average shares for diluted EPS computation	1,251,396	1,238,413

	Yen in millions
	Nine months ended December 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	771,096	808,968
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	129	51
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	771,225	809,019

	Thousands of shares
	Nine months ended December 31
	2021	2022
Weighted-average shares outstanding for basic EPS computation	1,239,640	1,236,176
Effect of dilutive securities:
Stock acquisition rights and other	5,504	3,632
Zero coupon convertible bonds	6,843	2,706
Weighted-average shares for diluted EPS computation	1,251,987	1,242,514

(Segmentation)
　　The former EP&S segment has been renamed the ET&S segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Acquisition of Bungie, Inc.)
　　On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.
　　The total consideration of this acquisition, which was determined after customary working capital and other adjustments, was 510,860 million yen (3,704 million U.S. dollars), inclusive of the purchase price and committed employee incentives. Of the total consideration, 348,169 million yen (2,525 million U.S. dollars) was allocated to the purchase consideration of this acquisition, and the remaining 162,691 million yen (1,179 million U.S. dollars) was mainly allocated to deferred payments to employee shareholders that are conditional upon their continuous employment, and other retention incentives. The deferred payments and other retention incentives will be expensed over the required post-acquisition service periods.
　　The fair value of the purchase consideration of this acquisition as of the acquisition date was 334,261 million yen (2,424 million U.S. dollars) which consisted of upfront cash consideration of 207,912 million yen (1,508 million U.S. dollars), deferred consideration of 84,410 million yen (612 million U.S. dollars), and contingent consideration of 41,938 million yen (304 million U.S. dollars) that is subject to employee shareholders’ continuous employment and represents the vested portion of the total vesting term of replacement awards that existed as of the acquisition date. Deferred consideration and contingent consideration are included in other financial liabilities (current and non-current) in the condensed consolidated statements of financial position.
　　Sony’s condensed consolidated statements of income for the nine and three months ended December 31, 2022 include net loss after income taxes of 31,330 million yen (220 million U.S. dollars) and 17,462 million yen (123 million U.S. dollars), respectively, attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the nine and three months ended December 31, 2022 has not been presented because the revenue was not material.
　　Sony consolidated Bungie by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Bungie. The following table summarizes the fair values assigned to the assets and liabilities of Bungie that were recorded in the G&NS segment. The purchase price allocation as of the acquisition date is preliminary as of December 31, 2022 and is subject to change. The primary areas of the purchase price allocation that are not yet finalized are related to goodwill, content assets, other intangible assets and deferred tax assets.

Yen in millions
Cash and cash equivalents	37,800
Trade and other receivables, and contract assets	5,093
Other current assets	3,412
Property, plant and equipment	7,481
Right-of-use assets	15,540
Goodwill	196,473
Content assets	45,512
Other intangible assets	66,257
Deferred tax assets	4,788
Other	3,564
Total assets	385,920
Trade and other payables	3,060
Other current liabilities	12,195
Long-term debt	30,944
Other	5,460
Long-term debt	30,944
Other	5,460
Total liabilities	51,659

　　Content assets and other intangible assets mainly consist of license agreements and software. Goodwill mainly represents future growth from new revenue streams and synergies with existing Sony businesses and is not deductible for tax purposes. Goodwill recorded in connection with the acquisition is included in the G&NS segment.
　　Pro forma results of operations have not been presented because the effect of the acquisition is not material.

(Change in presentation)
Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the nine months ended December 31, 2021 have been made to conform to the presentation for the nine months ended December 31, 2022.

Outlook for the Fiscal Year Ending March 31, 2023

The forecast for consolidated results for the fiscal year ending March 31, 2023, as announced on November 1, 2022, has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	November Forecast	February Forecast	Change from November Forecast
Sales *[1]	¥9,921.5	¥11,600	¥11,500	- ¥100 bil	- 0.9%
Operating income	1,202.3	1,160	1,180	+ 20 bil	+ 1.7%
Income before income taxes	1,117.5	1,120	1,120	-	-
Net income attributable to Sony Group Corporation’s stockholders	882.2	840	870	+ 30 bil	+ 3.6%

For all segments excluding the Financial Services segment *[2]	March 31, 2022 Results	November Forecast	February Forecast	Change from November Forecast
Net cash provided by operating activities	¥813.3	¥820	¥550	- 270 bil	- 32.9%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:
	Assumed foreign currency exchange rates for the three months ending March 31, 2023	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2023 at the time of the November forecast
1 U.S. dollar	approximately 134 yen	approximately 140 yen
1 Euro	approximately 139 yen	approximately 138 yen

Sales are expected to be lower than the November forecast due to lower-than-expected sales in the Pictures, Entertainment, Technology & Services* and Imaging & Sensing Solutions segments.

Operating income is expected to be higher than the November forecast due to an expected increase in operating income in the Game & Network Services segment, as well as an expected decrease in the operating loss in All Other, Corporate and elimination.

Income before income taxes is expected to remain unchanged from the November forecast due to an expected increase in financial expenses, net, primarily resulting from an increase in net foreign exchange losses, substantially offset by the above-mentioned expected increase in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to be higher than the November forecast due to a decrease in income tax expense.

Net cash provided by operating activities for all segments excluding the Financial Services segment is expected to be lower than the November forecast, mainly due to an increase in working capital resulting from an increase in inventories of PlayStation®5 hardware, for which production increased during the third quarter of the current fiscal year.

* The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

The forecast for each business segment for the fiscal year ending March 31, 2023 has been revised as follows:

	(Billions of yen)
	March 31, 2022 Results	November Forecast	February Forecast
Game & Network Services (G&NS)
Sales	¥2,739.8	¥3,630	¥3,630
Operating income	346.1	225	240
Music
Sales	1,116.9	1,370	1,370
Operating income	210.9	265	265
Pictures
Sales	1,238.9	1,450	1,400
Operating income	217.4	115	115
Entertainment, Technology & Services (ET&S)
Sales	2,339.2	2,510	2,480
Operating income	212.9	180	180
Imaging & Sensing Solutions (I&SS)
Sales	1,076.4	1,440	1,420
Operating income	155.6	220	220
Financial Services
Financial services revenue	1,533.8	1,310	1,310
Operating income	150.1	220	220
All Other, Corporate and elimination
Operating loss	(90.7)	(65)	(60)
Consolidated
Sales	9,921.5	11,600	11,500
Operating income	1,202.3	1,160	1,180

Game & Network Services (G&NS)
Sales are expected to remain unchanged from the November forecast. Operating income is expected to be higher than the November forecast mainly due to the positive impact of foreign exchange rates.

In the February forecast, Sony has incorporated approximately 57 billion yen in expenses associated with acquisitions completed within the current fiscal year, including Bungie, Inc. The actual amount of expenses is subject to change depending on factors such as completion timing and the accounting treatment to be finalized after the closing dates.

Music
Sales and operating income are expected to remain unchanged from the November forecast.

Pictures
Sales are expected to be lower than the November forecast primarily due to lower-than-expected revenues in Motion Pictures resulting from release date changes for some theatrical releases and in Television Productions resulting from delays in deliveries of television episodes, as well as the impact of foreign exchange rates. Operating income is expected to remain unchanged from the November forecast due to lower marketing costs resulting from the release date changes for some theatrical releases in Motion Pictures, substantially offset by the impact of the above-mentioned expected decrease in sales.

Entertainment, Technology & Services (ET&S)
Sales are expected to be lower than the November forecast due to an expected decrease in sales of televisions resulting from an expected decrease in unit sales. Operating income is expected to remain unchanged from the November forecast due to the impact of the above-mentioned expected decrease in sales, substantially offset by a decrease in operating expenses.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the November forecast primarily due to lower-than-expected sales of image sensors for mobile products resulting from a decrease in unit sales, partially offset by an improvement in the product mix. Operating income is expected to remain unchanged from the November forecast primarily due to the impact of the above-mentioned decrease in sales, substantially offset by a decrease in manufacturing costs.

Financial Services
Financial services revenue and operating income are expected to remain unchanged from the November forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.